

Mail Stop 3720

August 11, 2009

Mr. Jerome S. Flum
Chief Executive Officer
Creditriskmonitor.com, Inc.
704 Executive Boulevard, Suite A
Valley Cottage, NY 10989

> **Re: Creditriskmonitor.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 23, 2009**
> **File No. 001-08601**

Dear Mr. Flum:

We have reviewed your filing and have the following comments. Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 2

1. In future filings please expand your disclosure to address the following:

   - The nature of your "proprietary" rights with respect to the FRISK2 score (as referenced on page two);

   - Your current U.S. market share; and

   - The manner in which you obtain the credit reports and data you use to create your reports and FRISK2 score, including the Moody's Investors Service and Standard & Poor's ratings, trade payment data and financial statements. Such disclosure should clarify which products and services you create and which ones you merely distribute. See Item 101(h)(4) of Regulation S-K.

## Management's Discussion and Analysis of Financial Condition…, page 10

2. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. We note your statement on page 14 that you intend to increase the size of your sales force, invest in product development, operating infrastructure, marketing and promotion. In future filings please provide more detailed and quantified disclosure, to the extent practicable, about the costs associated with such actions and discuss their likely impact on your operating results, liquidity and capital resources.

3. We note that your future success will be dependent upon your ability to increase subscribers. Because this is such important metric to understanding your operations, in future filings, disclose your number of subscribers for the periods being presented. Also, if available, provide data as to the nature of your subscribers (e.g. one time subscribers who purchase single credit reports versus annual subscribers).

## Financial Condition, Liquidity and Capital Resources, page 11

4. We note your statement on page 11 that you believe you have sufficient resources to meet your working capital and capital expenditure needs for the foreseeable future. In future filings please provide a more detailed discussion of your ability to meet your long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 34-26831 and footnote 43 of Release No. 34-48960.

## Summary Compensation Table, page 47

5. We note your statement that a portion of Mr. Flum's salary has been deferred. Please confirm that the deferred amounts are disclosed in your summary compensation table for the fiscal year in which they were earned. See Instruction four to Item 402(n)(2) of Regulation S-K.

## Signatures, page 54

6. Your Form 10-K should also be signed by your controller or principal accounting officer. See Item D(2)(a) of Form 10-K.

\*      \*      \*      \*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551- 3810 with any other questions.

Sincerely,
/s Kathleen Krebs, for

Larry Spirgel
Assistant Director